UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 19, 2020

AMCI ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-38742	83-0982969
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1501 Ligonier Street, Suite 370
Latrobe, Pennsylvania 15650
 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (724) 672-4319

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	AMCI	The Nasdaq Stock Market LLC

Warrants to purchase one share of Common Stock	AMCIW	The Nasdaq Stock Market LLC

Units, each consisting of one share of Common Stock and one Warrant	AMCIU	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ADDITIONAL INFORMATION

AMCI Acquisition Corp., a Delaware corporation (“AMCI”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of AMCI, and a prospectus in connection with the proposed business combination transaction (the “Transaction”) involving AMCI and Advent Technologies Inc., a Delaware corporation (“Advent”).  The definitive proxy statement and other relevant documents will be mailed to shareholders of AMCI as of a record date to be established for voting on the Transaction. Stockholders of AMCI and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with AMCI’s solicitation of proxies for the special meetings to be held to approve the Transaction because these documents will contain important information about AMCI, Advent and the Transaction.  AMCI stockholders and other interest persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to AMCI by contacting its Chief Executive Officer, William Hunter, c/o AMCI Acquisition Corp., 1501 Ligonier Street, Suite 370, Latrobe, PA 15650, at (724) 672-4319.

Participants in the Solicitation

AMCI and Advent and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of AMCI in favor of the approval of the Transaction.  Stockholders of AMCI and other interested persons may obtain more information regarding the names and interests in the proposed transaction of AMCI’s directors and officers in AMCI’s filings with the SEC, including AMCI’s annual report on form 10-K for the year-ended December 31, 2019, which was filed with the SEC on March 27, 2020, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Additional information regarding the interests of such potential participants will also be included in the Registration Statement and other relevant documents when they are filed with the SEC.  These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements made herein contain, and certain oral statements made by representatives of AMCI and Advent and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. AMCI’s and Advent’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, AMCI’s and Advent’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of the closing conditions to the Transaction and the timing of the completion of the Transaction.  These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results.  Most of these factors are outside of the control of AMCI or Advent and are difficult to predict.

Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as defined below); (2)the inability to complete the Transaction, including due to the failure to obtain approval of the stockholders of AMCI or Advent or other conditions to closing in the Merger Agreement; (3) the inability to obtain or maintain the listing of AMCI’s common stock on Nasdaq following the Transaction, (4) the failure to meet the minimum cash requirements of the Merger Agreement due to AMCI stockholder redemptions and the failure to obtain replacement financing; (5) the risk that the Transaction disrupts current plans and operations of Advent as a result of the announcement and consummation of the Transaction, (6) the failure to meet projected development and production targets; (7) costs related to the proposed Transaction; (8) changes in applicable laws or regulations; (9) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability and hire and retain key employees; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the effect of the global COVID-19 pandemic on AMCI and Advent and their ability to consummate the Transaction or any of the foregoing risks; and (12) other risks and uncertainties described herein, as well as those risks and uncertainties to be identified in the Registration Statement and proxy statement/prospectus (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by AMCI.  The foregoing list of factors is not exclusive.  Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.  Neither AMCI nor Advent undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto do not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction.  This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended,, or an exemption therefrom.

Item 1.01	Entry into a Material Definitive Agreement.

First Amendment to Merger Agreement

On October 19, 2020, AMCI Acquisition Corp., a Delaware corporation (“AMCI”), entered into a First Amendment to Agreement and Plan of Merger (the “First Amendment”) with the other parties to the Agreement and Plan of Merger, dated as of October 12, 2020 (the “Merger Agreement”), by and among, AMCI, AMCI Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of AMCI (“Merger Sub”), AMCI Sponsor LLC, a Delaware limited liability company, in its capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), Advent Technologies Inc., a Delaware corporation (“Advent”), and Vassilios Gregoriou, solely in his capacity as the Seller Representative thereunder (the “Seller Representative”).

The First Amendment eliminates any requirements or obligations under the Merger Agreement with respect to the proposed amendment to AMCI’s warrant agreement (the “Warrant Amendment”) to cash out all outstanding warrants at $1.50 per warrant as was contemplated by the Merger Agreement, and deleted all provisions of the Merger Agreement related to the Warrant Amendment, including without limitation the requirement to hold a meeting of AMCI warrantholders, that obtaining approval for and effecting the Warrant Amendment is a condition to the closing under the Merger Agreement, and that the cash payment for the Warrant Amendment would be a deduction for the minimum cash condition for closing under the Merger Agreement.

The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the First Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.2 and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is an updated investor presentation as of October 19, 2020 (the “Updated Investor Presentation”) to account for the First Amendment, the results of AMCI’s stockholder meeting on October 16, 2020 and certain other matters, which Updated Investor Presentation will be used by AMCI in connection with the transactions contemplated by the Merger Agreement, as amended by the First Amendment.  The original investor presentation that was filed by AMCI on its Current Report on Form 8-K filed with the SEC on October 13, 2020 has been superseded by the Updated Investor Presentation.

The Updated Investor Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.2	First Amendment to Agreement and Plan of Merger, dated as of October 19, 2020, by and among AMCI, Merger Sub, the Purchaser Representative, Advent, and the Seller Representative.

99.1	Updated Investor Presentation, dated October 19, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCI ACQUISITION CORP.

	By:	/s/ William Hunter
Name: William Hunter
Title: Chief Executive Officer

Dated: October 19, 2020